December 2, 2024

Surendra Ajjarapu
Chief Executive Officer
PowerUp Acquisition Corp.
188 Grand Street, Unit #195
New York, NY 10013

Kraig Higginson
Chief Executive Officer
Aspire BioPharma, Inc.
194 Candelaro Drive, #233
Humacao, Puerto Rico 00791

       Re: PowerUp Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed November 15, 2024
           File No. 333-281991
Dear Surendra Ajjarapu and Kraig Higginson:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4
Cover Page

1. We note the disclosure you have added to the cover page that "a valuation performed as part of a third-party fairness opinion estimated the current enterprise value of
       Aspire to be approximately $789 million." However, we note from the disclosure on page 40 that KPSN's opinion "only addressed the fairness from a financial point of
 December 2, 2024
Page 2

       view to PowerUp of the shares of New Aspire Common Stock to be issued on the
       Closing Date as the consideration in the Business Combination to the Aspire
       Stockholders and does not address any other aspect or implication of the Business
       Combination." Please either revise your disclosure throughout the filing to disclose that KPSN also delivered a valuation report or remove this disclosure from your cover page.
Summary of the Proxy Statement/Prospectus
Aspire, page 36

2. We note disclosure stating that you plan to initiate a Phase 1 trial of your Instaprin candidate in March 2025. We also note disclosure stating that you intend to request a
       "pre-IND" meeting with the FDA in April 2025. Please revise to clarify if you have filed an IND application with the FDA for your Instaprin candidate. To the extent you have not, please clearly state that you have not yet filed an IND application and revise to explain why you will be able to conduct a Phase 1 trial prior to such a submission.
       If you have submitted an IND application, please revise to explain the purpose of the contemplated April 2025 meeting with the FDA.
3. We note your disclosure in response to prior comment 5 that Aspire's dosing of its anticipated prescription products will follow the standard doses of 82 mg and 325 mg of Aspirin which you disclose are both available currently over-the-counter. Please clarify if Aspire anticipates premium pricing for its prescription strength products, if approved, versus the market price for aspirin that is currently available over-the-
       counter. Please also revise your disclosure under the heading "Revenue Assumptions" on page 146 to disclose Aspire's assumptions in this regard.
Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 201

4. We note your response to comment 14. Your disclosure on page 197 indicates that
       1,750,000 shares of New Aspire Common Stock will be issued as consideration to certain investors for entering into certain Working Capital Loans. Please tell us why your pro forma presentation reflects the extinguishment of the Working Capital Loans but does not recognize the issuance of such loans.
Information about Aspire
Our Products, page 215

5. We note your response to prior comment 17 and reissue in part. Please revise this section to discuss the endpoints you will assess in your planned clinical trials of
       Instaprin.
Aspire Biopharma, Inc. Financial Statements
Note 7 - Instaprin Acquisition, page F-59

6. Your response to comment 22 indicates that you revised your disclosures to clarify and to correct any ambiguity regarding Aspire's direct involvement with the SEC.
       However, your disclosure on pages F-48 and F-59 continues to state that you assumed one liability in the transaction, which is a contingent liability to the SEC. Please revise to more clearly disclose the extent to which your contingent liability is to Instaprin
 December 2, 2024
Page 3

       Pharmaceuticals, Inc. versus directly negotiated with the SEC.
7. We note in response to comment 23 that you performed a more comprehensive fair value assessment of the intangible assets acquired from Instaprin Pharmaceuticals,
       Inc. Please address the following:
           Provide us with a summary of the more comprehensive fair value assessment you performed. Thoroughly describe and quantify the methodologies and key inputs and assumptions used to support the fair value of the intangible assets acquired.
           Regarding your Market Participant Perspective valuation, explain how you concluded that a legal settlement for offering fraud is a level 2 input for determining the fair value of the trade secrets, patents, proprietary methodologies, commercial and scientist relationships, R&D, trademarks, and brand equity that you acquired from Instaprin Pharmaceuticals, Inc. Refer to ASC paragraphs 820-
           10-35-47 to 51.
           Revise your disclosures to provide the gross carrying amount and accumulated amortization for each major intangible assets class acquired (e.g., trade secrets, patents, proprietary methodologies, commercial and scientist relationships, etc.). In addition, revise to disclose the weighted-average amortization period, in total and by each major intangible asset class.
           You state that you revised the disclosures to reflect the specific factors considered in determining fair value and to support recoverability and enhanced the disclosures to outline the dates and specific impairment testing procedures. Tell us specifically where the revised disclosures are in the September 30, 2024 interim financial statements and the December 31, 2023 annual financial statements, or revise further as necessary.

       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Hallie Heath, Esq.
      Arthur Marcus, Esq.